Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus and Prospectus Supplement of Freeport-McMoRan Inc. (formerly Freeport-McMoRan Copper & Gold Inc.) dated August 10, 2015 for the registration of shares of its common stock and to the incorporation by reference therein of our reports dated February 27, 2015, with respect to the consolidated financial statements and schedule of Freeport-McMoRan Inc. and the effectiveness of internal control over financial reporting of Freeport-McMoRan Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Phoenix, Arizona

August 10, 2015